BECTON, DICKINSON AND COMPANY

1 Becton Drive
Franklin Lakes, New Jersey 07417

March 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Jones

Re:	Becton, Dickinson and Company
Registration Statement on Form S-4
File No. 333-223536
Filed March 9, 2018

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Becton, Dickinson and Company (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Friday, March 30, 2018, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3497, and that such effectiveness also be confirmed in writing.

Very truly yours,

BECTON, DICKINSON AND COMPANY

By:	/s/ Gary DeFazio
	Name:	Gary DeFazio
	Title:	Senior Vice President, Corporate Secretary
and Associate General Counsel

cc: Skadden, Arps, Slate, Meagher & Flom LLP